  Exhibit 99.1

Fincera Reports First Quarter 2019 Financial Results

Shijiazhuang, Hebei Province, China – June 28, 2019 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: YUANF), a leading provider of internet-based financing and ecommerce services for small and medium-sized businesses (“SMBs”) and individuals in China, today reported financial results for the three-month period ended March 31, 2019.

2019 First Quarter Financial Highlights
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Income (revenue) for the three months ended March 31, 2019 was RMB306.9 million (US$45.6 million), a 34.8% increase from RMB227.6 million in the prior-year period, as a result of the ramp-up of the Company’s internet-based business segment.
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Net income was RMB17.2 million (US$2.6 million) in the three months ended March 31, 2019, or RMB0.35 per diluted share (US$0.05 per diluted share), compared to RMB103.5 million, or RMB2.07 per diluted share, in the prior-year period, primarily as a result of an increase in operating expenses related to marketing, selling, and provision for credit loss.

Operational Highlights
Loan transaction volume across all loan types for the first quarter of 2019 totaled approximately RMB6.17 billion (US$0.92 billion), compared to approximately RMB7.0 billion in the first quarter of 2018. The year-over-year decrease was primarily caused by pressure from Chinese regulators on lending platforms to decrease lending volume.

Operating Review
CeraVest, known as Qingyidai (轻易贷) in China, is the Company’s proprietary peer-to-peer (P2P) lending platform through which it offers individuals and SMBs short-term financing at competitive interest rates. Fincera offers three loan types to its customers via its CeraVest platforms: 180-day term loans (the Company’s primary focus), 30-day lines of credit, and installment loans.

180-Day Term Loans (“Qingying”)
Fincera facilitates 180-day term loans that accrue interest at 4.25% (or 8.62% on an annualized basis) and are branded as Qingying. Fincera charges a facilitation fee between 2.5-5% depending on the type of the loan. The facilitation fee is collected by the Company while the investor holding the loan at maturity receives the entirety of the principal and interest payments. In addition, the borrower remits 10.0% of the principal loan balance to the Company as a security deposit that is refunded to the borrower upon timely repayment of principal and interest. In the event of delinquency, the Company will keep the security deposit as a one-time penalty fee and may assess additional penalties.

As of March 31, 2019, the Company has facilitated an aggregate of RMB28.85 billion (US$4.28 billion) in Qingying 180-day term loans.

During the first quarter of 2019, Fincera facilitated RMB3.51 billion (US$0.52 billion) in Qingying 180-day term loans.

30-day Lines of Credit (“Yueying”)
Fincera facilitates revolving credit lines that are interest-free to SMBs to help them fund their short-term working capital needs. Branded as Yueying, these credit lines have a 30-day billing cycle. Outstanding balances after the bill due date are considered delinquent and subject to certain penalties.

Similar to credit cards, Fincera’s credit lines contain no fees for borrowers as long as any outstanding balances are paid in full each month. A fee of between 1.6%-2.2% is charged to the merchants where the credit lines are used. When the credit line is successfully facilitated by Qingyidai, Fincera collects a portion of this fee as facilitation fee income. The remainder of the fee goes to the investor of the loan.

Credit line users are subject to an application and credit approval process and are required to provide guarantees and collateral. Merchants may use funds received from users to make payments to other users or merchants, or to cash out the funds via transfer to a bank account.

As of March 31, 2019, the Company has facilitated an aggregate of RMB61.79 billion (US$9.18 billion) in Yueying 30-day lines of credit transactions.

During the first quarter of 2019, Fincera facilitated RMB2.6 billion (US$0.39 billion) in Yueying 30-day lines of credit transactions.

Installment Loans (“Zhongying”)
Fincera facilitates installment loans, branded as Zhongying, that are utilized by borrowers primarily to fund purchases of trucks and consumer discretionary goods and services, with the borrowed purchase funds being transferred directly to the merchant via Fincera’s payment network. Based on the term of the loan and the type of purchase, Fincera charges a fee of between 3.5%-8.9% to the merchants where the funds are used. Similar to Yueying, when the loan is successfully facilitated by the Company’s online P2P platform, Fincera collects a portion of this fee as facilitation fee income. The remainder of the fee goes to the investor of the loan in the form of interest payments. The loans require some borrowers to provide collateral to partially secure their obligations.

As of March 31, 2019, the Company has facilitated an aggregate RMB7.03 billion (US$1.04 billion) in Zhongying installment loans.

During the first quarter of 2019, Fincera facilitated RMB0.06 billion (US$0.01 billion) in Zhongying installment loans.

Haima Chat
In February 2019, Fincera launched Haima Chat, a new instant messaging application for mobile users that provides an online-to-offline self-service platform. Merchants that have an offline business entity can use Haima chat to advertise and promote their product and service offerings. In this way, Haima Chat can increase efficiency and convenience of communications between merchants and customers in order to facilitate transactions. Currently, the Company does not collect any service charges from Haima Chat users. As of June 12, 2019, the total number of registered Haima Chat users was 17,608.

Management Commentary
Mr. Jason Wang, CFO of Fincera, stated, “We are pleased with the continued recognition of Fincera’s online lending platform by investors, individuals, and SMBs in China, achieving over RMB6.1 billion in overall loan transaction volumes in the first quarter of 2019. While volumes during the period were impacted by continued uncertainty regarding Chinese government regulations, we remain confident in the long-term viability of our business and the overall peer-to-peer lending industry, which has become a necessary part of China’s financial system. We continue to closely monitor the government’s initiatives to improve transparency and oversight and, despite the near-term instability, believe its efforts will ultimately strengthen the sector’s potential for sustained growth. We also continue working to enhance our offerings and exploring ways in which we can enhance our customers’ day-to-day business activity. In that regard, we were pleased to introduce Haima Chat, a value-added feature to our merchant partners with an offline business entity, in February. Initial reception of Haima Chat has been positive, and we look forward to hearing additional feedback from the growing user base.”

Currency Conversion
This release contains approximate translations of certain RMB amounts into US$ for convenience. Unless otherwise noted, all translations from RMB to US$ are made at a rate of US$1.00 = RMB6.7335 on March 31, 2019, representing the certificated exchange rate published by the People’s Bank of China’s Monetary Policy Division. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

First Quarter 2019 Financial Results
Income (Revenues)
The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:
(in thousands)	Three months ended March 31, 2019		Three months ended March 31, 2018
	Amount	% of Revenue	Amount	% of Revenue	% Change
	RMB		RMB

Facilitation fee	182,846	59.6%	128,357	56.5%	42.5%
Interest income	11,848	3.9%	50,174	22.0%	(76.4%)
Service charges	—	—	225	0.1%	(100.0%)
Property lease and management	50,518	16.5%	51,325	22.6%	(1.6%)
Other income	60,696	19.8%	(3,724)	(1.6%)	1,729.9%
Debt assignment income	993	0.3%	1,240	0.5%	(19.9%)
Total income	306,901	100%	227,597	100%	34.8%

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Total income for the three months ended March 31, 2019 was RMB306.9 million (US$45.6 million), a 34.8% increase from RMB227.6 million in the prior-year period, as a result of increased facilitation fee due to an increase in Qingying transaction volume and an increase in penalty fees collected from overdue loans.

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Facilitation fees, which represent fees charged for matching borrowers with investors on the CeraVest platform, totaled RMB182.8 million (US$27.2 million) in the three months ended March 31, 2019, a 42.5% increase from RMB128.4 million in the prior-year period mainly due to transaction volume growth.

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Interest income, which mainly represents interest earned on loans to CeraVest borrowers and loans to other borrowers, totaled RMB11.8 million (US$1.8 million) in the three months ended March 31, 2019, compared to RMB50.2 million in the prior-year period mainly due to certain offline borrowers defaulting on loans with large outstanding balances. The Company stops accruing interest income for subsequent periods once a loan is in default.

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The Company recorded no service charges, which represent CeraPay transaction fees, in the three months ended March 31, 2019, which compares to RMB0.2 million in the prior-year period. Since July 2017, CeraPay loan transactions have been facilitated through the P2P lending platform; as a result, the service charges under the previous transaction process are now allocated as facilitation fees to the Company and as interest payable to investors of each loan once the facilitation is successful. Thus, the Company has not had this revenue item to report since the third quarter of 2018.

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Property lease and management revenues, consisting of revenue derived from the Kaiyuan Finance Center, which includes the Shijiazhuang Hilton Hotel and office leasing operations, totaled RMB50.5 million (US$7.5 million) in the three months ended March 31, 2019, compared to RMB51.3 million in the prior-year period. The decrease was primarily due to lower occupancy rates at the Kaiyuan Finance Center, which resulted in decreased office leasing revenues during the period. The Kaiyuan Finance Center’s occupancy rate was 88.8% during the three months ended March 31, 2019, compared to 95.8% in the prior-year period, as a result of increased competition in the leasing market in Shijiazhuang. The occupancy rate of the hotel was 52.6 % for the three months ended March 31, 2019, compared to 51.7% in the prior-year period.

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Debt assignment income, which represents the receipt of fees when delinquent loans are sold to third parties, totaled RMB1.0 million (US$0.1 million) in the three months ended March 31, 2019, compared to RMB1.2 million in the prior-year period, due to a decrease in sales of delinquent loans to third parties.

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Other income, which mainly consists of penalty and late fees across all loan types and is reduced by redeemed cash incentives that the Company provides to investors, totaled RMB60.7 million (US$9.0 million) in the three months ended March 31, 2019, an increase of RMB64.4 million compared to the prior-year period, due to an increase in penalty and late fees collected from overdue loans as the Company continued strengthening its collection efforts, which was partially offset by a decrease in redeemed cash incentives during the first quarter of 2019.

Operating Costs and Expenses

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The Company’s operating costs and expenses increased approximately 204.6% to RMB281.4 million (US$41.8 million) for the three months ended March 31, 2019, from RMB92.4 million in the prior-year period, mainly due to significant increases in marketing expense, selling and marketing expense, and the provision for credit loss. The selling and marketing expense increased approximately 140% to RMB 111.9 million from RMB46.2 million in the prior-year period, due to the increase of expenses incurred from the new brokerage business model that was launched in April 2018. For the three months ended March 31, 2018, large amounts of underperforming loans were sold to third parties, which resulted in a reduction in provision for credit losses, a portion of which is allocated to marketing expenses as an accrued marketing expense per the Company’s accounting policies. As a result, RMB99.8 million in marketing expense was reversed. By comparison, only RMB0.2 million in marketing expense was reversed in the three months ended March 31, 2019, due to a lower amount of delinquent loans that were sold to third parties. In addition, the provision for credit loss increased due to provision being taken for certain loans to some large offline borrowers that became delinquent. The Company is negotiating a repayment schedule concerning real estate collateral with those borrowers.

Income from Continuing Operations Before Income Taxes

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Income from continuing operations before income taxes totaled RMB25.5 million (US$3.8 million) in the three months ended March 31, 2019, compared to RMB135.2 million in the prior-year period, primarily as a result of the increased operating costs and expenses mentioned above.

Loss (Income) from Discontinued Operations, Net of Taxes

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Loss from discontinued operations, net of taxes, totaled RMB0.2 million (US$0.03 million) in the three months ended March 31, 2019, compared to income of RMB2.7 million in the prior-year period. The Company continues the winding down of its legacy truck-leasing business, which is classified as discontinued operations.

Net Income

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Net income was RMB17.2 million (US$2.6 million) in the three months ended March 31, 2019, or RMB0.35 per diluted share (US$0.05 per diluted share), compared to RMB103.5 million, or RMB2.07 per diluted share, in the prior-year period.

Balance Sheet Data / Highlights
At March 31, 2019, Fincera’s cash and cash equivalents (not including restricted cash) were RMB438.7 million (US$65.2 million), compared to RMB994.5 million at December 31, 2018, due to the settlement of payables with related parties within the contracted financing terms.

Other financing receivables were RMB8.2 million (US$1.2 million) at March 31, 2019, compared to RMB11.9 million at March 31, 2018. As Fincera continues selling its old CeraPay loan products to CeraVest investors through its P2P lending platform or collecting payments from borrowers that have defaulted on those loans, the balance for other financing receivables will continue to decrease.

Total liabilities were RMB4.1 billion (US$605.3 million) and stockholders’ equity was RMB384.2 million (US$57.1 million) at March 31, 2019, compared to RMB4.6 billion and RMB363.6 million, respectively, at December 31, 2018. The decrease in liabilities was primarily due to a decrease of RMB414.9 million in financing payables to related parties. The increase in stockholders’ equity was primarily a result of net income earned during the first quarter of 2019.

About Fincera Inc.
Founded in 2005, Fincera Inc. (OTCQB: YUANF) provides innovative internet-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company works with a network of brokers in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to materially differ from those set forth in the forward-looking statements:

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legislation or regulatory environments, requirements, policies or changes affecting the financial services industry in China;

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continued compliance with government regulations and policies;

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changing principles of generally accepted accounting principles;

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outcomes of any government or government-related reviews, inquiries, investigations, and related litigation;

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fluctuations in consumer demand;

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management of rapid growth;

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general economic conditions;

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changes in government policy generally, both in China and in the U.S.;

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fluctuations in sales of commercial vehicles in China;

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China’s overall economic conditions and local market economic conditions;

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the Company’s business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, the discontinuance of certain products and services, and the introduction of new products and services;

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the Company’s ability to successfully integrate acquisitions;

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credit risk affecting the Company’s revenue and profitability, including its ability to manage the default risk of customers;

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the results of future financing efforts; and

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geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this press release.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@fincera.net

Investor Relations
The Equity Group Inc.
Carolyne Y. Sohn
Senior Associate
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share data)

	Three months ended March 31,
	2019	2019	2018
	US$	RMB	RMB
Income
Facilitation fee	27,155	182,846	128,357
Interest income	1,760	11,848	50,174
Service charges	—	—	225
Property lease and management	7,502	50,518	51,325
Other income	9,014	60,696	(3,724)
Debt assignment income	147	993	1,240
Total income	45,578	306,901	227,597

Operating Costs and Expenses (Income)
Interest expense	2,503	16,852	16,601
Interest expense, related parties	5,333	35,908	33,414
Provision for credit losses	4,273	28,772	(6,880)
Product development expense	3,420	23,026	19,834
Property and management cost	4,283	28,839	28,306
Marketing expense	(23)	(158)	(99,753)
Selling and marketing	16,616	111,884	46,182
General and administrative	5,393	36,312	54,685
Total operating costs and expenses	41,798	281,435	92,389

Income from continuing operations before income taxes	3,780	25,466	135,208
Income tax provision (benefit)	1,199	8,071	34,415
Income from continuing operations	2,581	17,395	100,793
Loss (income) from discontinued operations, net of taxes	(30)	(204)	2,714
Net income	2,551	17,191	103,507

Earnings per share
Basic
Continuing operations	0.05	0.36	2.11
Discontinued operations	—	—	0.06
	0.05	0.36	2.17
Diluted
Continuing operations	0.05	0.35	2.02
Discontinued operations	—	—	0.05
	0.05	0.35	2.07

Weighted average shares outstanding
Basic	48,604,781	48,604,781	47,728,629
Diluted	50,164,487	50,164,487	49,957,072

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	March 31,		December 31,
	2019		2018
	US$	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	65,152	438,700	994,489
Restricted cash	96	644	714
Loans, net	349,798	2,355,368	2,260,982
Other financing receivables, net	1,220	8,217	11,868
Prepaid expenses and other current assets	13,014	87,631	79,313
Current assets of discontinued operations	5,691	38,321	38,433
Total current assets	434,971	2,928,881	3,385,799

Property, equipment and leasehold improvements, net	191,566	1,289,907	1,301,114
Deferred tax assets, net	29,513	198,723	219,355
Long-term loans, net	3,419	23,021	23,021
Other long-term asset	901	6,066	—
Non-current assets of discontinued operations	2,006	13,509	14,966

Total assets	662,376	4,460,107	4,944,255

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities

Dividends payable	—	—	—
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of RMB650,000 and RMB678,772 as of March 31, 2019 and December 31, 2018, respectively)	96,532	650,000	678,772
Long-term bank borrowings, current portion	12,920	87,000	86,000
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of RMB1,602,712 and RMB2,129,374 as of March 31, 2019 and December 31, 2018, respectively)	267,923	1,804,062	2,218,974
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of RMB168,867 and RMB235,541 as of March 31, 2019 and December 31, 2018, respectively)	144,312	971,723	973,147
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of RMB40,903 and RMB90,389 as of March 31, 2019 and December 31, 2018, respectively)	9,077	61,119	108,386

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - CONTINUED
(in thousands except share and per share data)

	March 31,		December 31,
	2019		2018
	US$	RMB	RMB
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of nil and RMB70 as of March 31, 2019 and 2018, respectively)	1,622	10,912	10,352
Total current liabilities	532,386	3,584,816	4,075,631

Non-current liabilities
Long-term bank borrowings	72,028	485,000	505,000
Other long-term liability	901	6,066	—
Total liabilities	605,315	4,075,882	4,580,631

Commitments and Contingencies

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	—	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 48,909,056 shares at March 31, 2019; issued and outstanding – 48,908,860 shares at December 31, 2018	50	336	336
Additional paid-in capital	134,510	905,726	902,316
Statutory reserves	27,626	186,022	186,022
Accumulated deficit	(105,125)	(707,859)	(725,050)
Total stockholders’ equity (deficit)	57,061	384,225	363,624

Total liabilities and stockholders’ equity	662,376	4,460,107	4,944,255